SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry Nr. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY-NINETH
ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR . 2 . DATE: April 17, 2019 – 1 p . m . 3 .PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; DANIEL PIMENTEL SLAVIERO -Executive Secretary; and DENISE TEIXEI RA GOMES - Secretary of the Meeting . 4 .MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	The Board of Directors unanimously resolved to approve the capital contributions in favor of the investee Carbocampel S.A.
II.

The Board of Directors unanimously resolved to approve the continuation of studies on the potential sale of the control of Copel Telecomunicações S.A., according to the activities set forth in a flow chart defined by the Company.

III.

The Board of Directors, after hearing the Statutory Audit Committee, unanimously resolved to ratify the contracting of the services of the independent audit firm Deloitte Touche Tohmatsu Auditores Independentes - Deloitte by UEG Araucária Ltda. - UEGA, in accordance with the new Policy on Contracting Independent Audit Services.

IV.

The Board of Directors, after hearing the Statutory Audit Committee, unanimously approved granting a corporate guarantee, under the 5th Issue of Commercial Promissory Notes of Copel Geração e Transmissão S.A., as well as the authorizations necessary to carry out the resolved items.

V.

The Board of Directors received information and discussed the issue related to the risk factors for Form 20-F, presented its recommendations and resolved that the matter will be further evaluated and resolved at an extraordinary meeting that will assess the final version of the said Form.

VI.	The Board of Directors reviewed the preliminary version of Form 20-F and noted that the document will be evaluated again, and they will resolve on it at an extraordinary meeting.
VII.

The Board of Directors received information on the progress of the work of Deloitte Touche Tohmatsu Auditores Independentes – Deloitte for Form 20-F and noted that the matter will be evaluated again and that they will resolve on it at an extraordinary meeting.

VIII.	The Board of Directors received information and discussed the matter related to credit risk from marketers and presented its considerations.
IX.

The Board of Directors received a report and discussed the subject related to the progress of the Remediation, Repair and Collaboration Plan within UEG Araucária Ltda. - UEGA and presented its recommendations.

X.

The Board of Directors received information on the Company’s financial scenario, discussed the matter and unanimously resolved to disintegrate the ad hoc Financial Committee created based on a decision of the Board of Directors, registered at its 180th Ordinary Meeting, of July 11, 2018.

XI.	The Board of Directors reviewed the implementation of the Company’s budget until February 2019.
XII.

The Board of Directors unanimously resolved to extend until April 30, 2019 the concession, by Copel Distribuição S.A., of the discount of 60% in the rural tariff, from 9:30 p.m. to 6 a.m., pursuant to what was approved at the 185th Ordinary Meeting of this Board on December 12, 2018, with retroactive compensation as of January 1, 2019.

XIII.	The Board of Directors received a report from the Statutory Audit Committee on several matters.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 189 th Ordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s own book Nr . 10 .

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 18, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.